EXHIBIT 21.1

SUBSIDIARIES OF TODHUNTER INTERNATIONAL, INC.

Subsidiary	Jurisdiction of Incorporation

American Negociants, Inc.	Texas
Todhunter Imports, Ltd. (formerly Blair Importers, Ltd.)	New York
Bodegas Morera	Florida
Todhunter Bahamas Limited (formerly Todhunter-Mitchell and Company Limited)	Bahamas
Virgin Islands Rum Industries, Ltd.	U.S. Virgin Islands
Todhunter (Barbados) SRL	Barbados
Todhunter Finance Company	Delaware